Exhibit 99.2

Hydro One Limited

ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario

June 5, 2024

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held virtually on June 5, 2024. Each of the matters set out below is described in greater detail in the management information circular of the Company prepared in connection with the Meeting, which can be found at https://www.hydroone.com/about/corporate-information/governance/annual-shareholder-meeting-materials.

1.	Election of Directors

Each of the 11 director nominees proposed for election was elected as a director of Hydro One to serve until the next annual meeting of shareholders or until their respective successors are elected or appointed.

	Votes For (Percent)		Votes Withheld (Percent)
Director	#	%	#	%
Cherie Brant	489,959,865	99.58%	2,054,979	0.42%
David Hay	488,011,452	99.19%	4,003,892	0.81%
Timothy Hodgson	487,419,712	99.06%	4,603,947	0.94%
David Lebeter	491,847,829	99.96%	175,730	0.04%
Stacey Mowbray	487,234,665	99.03%	4,788,994	0.97%
Mitch Panciuk	490,779,801	99.75%	1,242,608	0.25%
Mark Podlasly	490,161,316	99.62%	1,862,233	0.38%
Helga Reidel	490,831,283	99.76%	1,192,376	0.24%
Melissa Sonberg	488,380,864	99.26%	3,633,880	0.74%
Brian Vaasjo	491,664,869	99.93%	358,590	0.07%
Susan Wolburgh Jenah	489,473,608	99.48%	2,540,170	0.52%

2.	Appointment of External Auditors

KPMG LLP was appointed as Hydro One’s external auditors for the ensuing year and the directors were authorized to fix their remuneration.

Votes For (Percent)		Votes Withheld (Percent)
#	%	#	%
489,224,092	99.35%	3,205,987	0.65%

3.	Advisory Resolution on Approach to Executive Compensation

The advisory resolution on Hydro One’s approach to executive compensation was approved.

Votes For (Percent)		Votes Against (Percent)
#	%	#	%
476,500,309	96.85%	15,521,807	3.15%

DATED this 5th day of June 2024.

HYDRO ONE LIMITED

/s/ Cassidy McFarlane
Name:	Cassidy McFarlane
Title:	General Counsel

[Report of Voting Results (2024 AGM) – Hydro One Limited]